Exhibit 99.3

Corporate Structure

Shaw Communications Inc. (“Shaw” or the “Company”) is a leading Canadian connectivity company that employs approximately 9,400 people as at August 31, 2021. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, Video, and digital Phone. Business provides business customers with Internet, data, WiFi, digital Phone, and Video services. The Wireless division provides wireless voice and LTE data services.

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw

Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. Shaw was reorganized pursuant to a plan of arrangement under the Business Corporations Act (Alberta) effective September 1, 1999, and amended its articles on January 28, 2004 to limit the number of Class A Participating Shares that may be issued and on May 26, 2011 to create the Series A Shares and Series B Shares (each as defined below). See “Capital Structure, Dividends and Related Matters – Description of Capital Structure.”

The head and registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

The following table lists certain subsidiaries and entities owned or controlled by Shaw, their jurisdictions of incorporation or organization and the nature of their operations. All of such entities are wholly-owned, directly or indirectly, by Shaw.

Entity	Jurisdiction	Nature of Operations

Shaw Cablesystems Limited	Alberta	Television Distribution Services

Shaw Cablesystems G.P.	Alberta	Television Distribution and Internet Services

Shaw Envision Inc.	Alberta	Telecommunications Services

Shaw Telecom Inc.	Alberta	Telecommunications Services

Shaw Telecom G.P.	Alberta	Telecommunications Services

Shaw Satellite Services Inc.	Federal	Satellite Services

Star Choice Television Network Incorporated	Federal	Satellite Services

Shaw Satellite G.P.	Alberta	Satellite Services

Freedom Mobile Inc.	Alberta	Wireless Services

Unless the context otherwise indicates, a reference to “Shaw” or the “Company” in this Annual Information Form means Shaw Communications Inc. and its subsidiaries and other entities owned or controlled, directly or indirectly, by Shaw Communications Inc.

2021 Annual Information Form Shaw Communications Inc.	1

General Developments and Description of the Business

Shaw’s three-year history is set out below:

Fiscal 2021 Developments

Corporate

•

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”).

•

Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash.

•

As at March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

•

The Transaction is being implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). At the special meeting of Shaw shareholders held on May 20, 2021, the Company obtained approval of the plan of arrangement by the holders of Shaw’s Class A Shares and Class B Shares in the manner required by the interim order granted by the Court of Queen’s Bench of Alberta on April 19, 2021. On May 25, 2021, the Court of Queen’s Bench of Alberta issued a final order approving the plan of arrangement.

•

The Transaction remains subject to other customary closing conditions including approvals from certain Canadian regulators. Shaw and Rogers are working cooperatively and constructively with the Competition Bureau, Innovation, Science and Economic Development Canada (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) in order to secure the requisite approvals. Subject to receipt of all required approvals and satisfaction of all closing conditions, closing of the Transaction is expected to occur in the first half of 2022. For further details see “Shaw and Rogers Transaction” in the Company’s Management’s Discussion and Analysis for the year ended August 31, 2021 (the “2021 Annual MD&A”) and the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Financing Activities

•

On November 2, 2020, the Company announced that it had received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Shares, representing 5% of all of the issued and outstanding Class B Shares.

•

In connection with the announcement of the proposed Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program. During fiscal 2021, the Company purchased 14,783,974 Class B Shares for cancellation for a total cost of approximately $336 million under the NCIB program.

•

On June 30, 2021, the Company redeemed all of its issued and outstanding Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”) and Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares” and, together with the Series A Shares, the “Preferred Shares”) in accordance with their terms (as set out in the Company’s articles) at a price equal to $25.00 per Preferred Share.

Wireless – Shaw Mobile and Freedom Mobile

•

In fiscal 2021, the Company added approximately 295,000 Wireless subscribers for a total customer base of over 2.1 million, which was complemented, on an annual basis, by service revenue growth of approximately 9.4% (to

2	Shaw Communications Inc. 2021 Annual Information Form

General Developments and Description of the Business

$892 million) compared to fiscal 2020, despite declines in average billing per subscriber unit (ABPU1) and average revenue per subscriber unit (ARPU1) of 6.8% (to $41.15) and 4.1% (to $37.35), respectively.

•	On October 27, 2020, Shaw launched a $25 unlimited data plan on its Shaw Mobile wireless service for new and existing Shaw Fibre+ Gig Internet customers.
•

In fiscal 2021, Shaw continued to deploy its Extended Range LTE network with the deployment of its 700 MHz spectrum – virtually complete in western Canada and approximately 80% complete nationwide – and 600 MHz spectrum, deployment of which reached 80% coverage in Calgary and 60% coverage in Vancouver and the greater Toronto area (the “GTA”). While the network enhancements have contributed to a trend of improving postpaid churn results, the increased competitive activity, including the launch of unlimited plans and other aggressive offers in the market, resulted in postpaid churn of 1.40% in fiscal 2021, which is comparable to the previous fiscal year.

•

In April 2021, the CRTC issued its Wireless Review decision, Telecom Regulatory Policy CRTC 2021-130 (“TRP 2021-130”). In it, the CRTC rejected a broad mobile virtual network operator (MVNO) regime and instead mandated wholesale MVNO access on the incumbent national carriers’ networks only for carriers holding a spectrum licence in a given service area. Rates will be determined through commercial negotiation, with recourse to CRTC Final Offer Arbitration if negotiations reach an impasse. TRP 2021-130 is subject to various appeals. For further details see “Government Regulations and Regulatory Developments – Telecommunications Act – CRTC Wireless Review” in the Company’s 2021 Annual MD&A.

•

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction. The auction commenced in June 2021 and provisional results were published on July 29, 2021. Shaw did not participate in the auction.

Wireline – Consumer & Business

•

In fiscal 2021, the Company introduced its next generation Fibre+ WiFi Pods to all customers in its Wireline operating footprint. The new Pods are faster and have more range than the first generation Pods which allows the Fibre+ Gateway modem to provide even more consistent WiFi coverage throughout the home by reducing WiFi dead spots.

•

On September 21, 2020, Shaw Business launched SmartTarget, an all-in-one marketing and advanced insights solution which provides business owners with a better understanding of their customers’ wants and needs to help increase traffic at their locations, boost revenue and build stronger relationships with their customers.

•

On October 22, 2020, Shaw Business launched Cyber Protect which provides businesses with enhanced device protection and Domain Name System (DNS) security against malicious cyberattacks, malware, and viruses.

•

On October 28, 2020, Shaw, in collaboration with Teck Resources Limited (“Teck”) and NOKIA, deployed Canada’s first Private Wireless Network using commercial mobile spectrum at Teck’s Elkview steelmaking coal mine located in the Elk Valley region of British Columbia.

•

On November 5, 2020, the Consumer division announced the launch of Fibre+ Gig 1.5, a new Internet plan designed for high bandwidth users looking for ultra-fast speeds, available to residential customers across virtually all of Shaw’s western Canadian Wireline operating footprint.

•	In fiscal 2021, Shaw announced the opening of new retail stores in Vancouver, Langley, Nanaimo, and Prince George.
•	On February 25, 2021, Shaw Business announced the launch of a new 1.5 gigabits-per-second (Gbps) speed tier.
•

On April 15, 2021, the Company deployed its next generation Fibre+ Gateway 2.0 modem (XB7), powered by Comcast, as the first WiFi 6-certified modem launched in Canada. This deployment paved the way for the launch of Shaw Gig WiFi in most of the Company’s major markets in western Canada. Shaw Gig WiFi delivers WiFi download speeds of up to 1 Gbps, with reduced latency and more consistent WiFi signal. The Fibre+ Gateway 2.0 modem also includes a 2.5 Gbps port, and can enable speeds beyond 1 Gbps to a wired device and/or multiple wireless devices in aggregate.

•

On May 27, 2021, the CRTC released its decision (“TD 2021-181”) in the Cable Carriers’ (as defined below) application to review and vary the rates set by the Order (as defined below) of the CRTC. The CRTC determined that there was substantial doubt as to the correctness of the aggregated wholesale high-speed access (HSA) service rates set by the Order and approved on a final basis the interim rates set in October 2016. TD 2021-181 is subject to various appeals. For further details see “Government Regulations and Regulatory Developments – Telecommunications Act – Third Party Internet Access” in the Company’s 2021 Annual MD&A.

[1]

ABPU and ARPU are supplementary financial measures. Additional information about these measures is incorporated by reference to “Key Performance Drivers” in the Company’s 2021 Annual MD&A dated October 29, 2021, for the 12-month period ending August 31, 2021, available on www.sedar.com.

2021 Annual Information Form Shaw Communications Inc.	3

General Developments and Description of the Business

•	In fiscal 2021, the Company continued to invest in and expand the capacity of its Fibre+ network and, as of the date of this Annual Information Form, substantially completed its Mid-Split program.

Fiscal 2020 Developments

Corporate

•

In fiscal 2020, the Company completed its voluntary departure program, or VDP, which was a key component of Shaw’s multi-year Total Business Transformation, or TBT, initiative introduced in the second quarter of 2018. Approximately 3,140 employees exited the Company and a total of $437 million in restructuring charges were recorded since the beginning of the TBT initiative.

•

On March 23, 2020, JR Shaw, Executive Chair and founder of Shaw, passed away. Bradley Shaw succeeded JR Shaw as Executive Chair while also maintaining his position as Chief Executive Officer of the Company.

Financing Activities

•	On October 1, 2019, the Company repaid $1.25 billion principal amount of 5.65% senior notes at maturity.
•

On October 25, 2019, in accordance with the terms of its Dividend Reinvestment Plan (DRIP), the Company announced that in lieu of issuing shares from treasury, it will satisfy its share delivery obligations under the DRIP by purchasing Class B Shares on the open market. In addition, the Company announced it will reduce the DRIP discount from 2% to 0% for the Class B Shares delivered under the DRIP. These changes to the DRIP first applied to the dividends payable on November 28, 2019 to shareholders of record on November 15, 2019.

•

On October 29, 2019, the Company announced that it had received approval from the TSX to establish a NCIB program to purchase for cancellation up to 24,758,127 Class B Shares, representing 5% of the then issued and outstanding Class B Shares. The Company suspended share repurchases under its NCIB program in April 2020. During fiscal 2020, the Company purchased 5,614,672 Class B Shares for cancellation for a total cost of approximately $140 million under the NCIB program.

•

On November 21, 2019, the Company extended the term of its five-year $1.5 billion bank credit facility from December 2023 to December 2024. This credit facility is used for working capital and general corporate purposes.

•

On December 9, 2019, the Company closed its offering of $800 million of senior notes, comprising $500 million principal amount of 3.30% senior notes due 2029 and $300 million principal amount of 4.25% senior notes due 2049.

•	On December 24, 2019, the Company redeemed $500 million principal amount of 5.50% senior notes due 2020 and $300 million principal amount of 3.15% senior notes due 2021.
•	On April 22, 2020, the Company closed its offering of $500 million principal amount of 2.90% senior notes due 2030.
•

In fiscal 2020, the Company drew an additional $160 million under its accounts receivable securitization program with a Canadian financial institution, bringing the total amount drawn under the program to $200 million.

Wireless – Shaw Mobile and Freedom Mobile

•

In fiscal 2020, the Company added over 160,000 Wireless subscribers for a total customer base of over 1.8 million, complemented by ABPU improvement of 5.9% (to $44.13), ARPU improvement of 2.7% (to $38.95) and service revenue growth of approximately 17.4% (to $815 million) compared to fiscal 2019.

•

In fiscal 2020, wireless network investments to improve customer experience continued to be a priority, including the deployment of 700 MHz spectrum. While the network enhancements and lower subscriber activity due to the COVID-19 pandemic contributed to a trend of improving postpaid churn results, the increased competitive activity, including the launch of unlimited plans and other aggressive offers in the market, resulted in postpaid churn of 1.41% in fiscal 2020, which is an 8-basis point increase over the previous fiscal year.

•

On March 15, 2020, Freedom Mobile announced the temporary closure of its retail locations nationally (with the exception of a certain number of street front stores that remained open to provide urgent customer support) as a response to the threat of the COVID-19 pandemic. As of October 30, 2020, all of Freedom Mobile’s retail stores were reopened, albeit some at reduced capacity.

•

On July 30, 2020, the Company launched Shaw Mobile, a new wireless service in western Canada that leverages Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi network, to provide Shaw Internet customers with an innovative wireless experience that can reduce their monthly wireless data bill.

4	Shaw Communications Inc. 2021 Annual Information Form

General Developments and Description of the Business

Wireline – Consumer & Business

•	In the first quarter of fiscal 2020, Shaw launched BlueCurve Total, bundling a premium Internet and Video experience for high value customers.
•	In fiscal 2020, Shaw largely completed the rollout of Internet protocol television, or IPTV, across Shaw’s western Canadian Wireline operating footprint.
•	On May 27, 2020, the Company launched its Fibre+ Gig Internet service, available to more than 99% of Shaw’s residential customers in its western Canadian Wireline operating footprint.
•

Along with Fibre+ Gig Internet, the Company introduced a new line-up of Internet tiers, including an entry-level Internet plan, to give customers a full range of choices depending on their connectivity needs.

•

In fiscal 2020, the Company continued to invest and expand the capacity of its Fibre+ network by increasing the spectrum usable in its cable plant and completing its industry leading Mid-Split program in its major markets, which allowed it to increase the upstream and downstream capacities and launch its Fibre+ Gig service to more than 99% of Shaw’s residential customers in its western Canadian Wireline operating footprint.

•

On August 11, 2020, the Company launched its Smart Remote Office service, a teleworking gateway that brings the security and functionality of working in the office right into the homes of employees of Shaw Business Customers. With Smart Remote Office, businesses can offer their employees a secure, reliable connection directly to the company’s internal network, allowing employees to access the internal applications they need to do their jobs effectively from home.

•

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale HSA service rates. The rates imposed by the Order were significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. Shaw, jointly with Cogeco, Eastlink, Rogers, and Videotron (the “Cable Carriers”), pursued all three routes of appeal of the Order: appeal to the FCA; petition to federal Cabinet and application with the CRTC to review and vary the Order.

Fiscal 2019 Developments

Corporate

•	In fiscal 2019, approximately 1,000 employees exited the Company pursuant to the VDP.
•

On May 31, 2019, the Company completed its secondary offering of 80,630,383 Class B Non-Voting Participating Shares (“Corus Class B Shares”) of Corus Entertainment Inc. (“Corus”) at a price of $6.80 per share, representing approximately 39% of the then outstanding Corus Class B Shares for net proceeds to the Company of approximately $526 million. Shaw no longer holds any equity interest in Corus.

Financing Activities

•

On November 2, 2018, the Company closed its offering of $1 billion of senior notes, comprising $500 million principal amount of 3.80% senior notes due 2023 and $500 million principal amount of 4.40% senior notes due 2028.

•

On November 21, 2018, the Company amended its $1.5 billion bank credit facility to extend the maturity date by two years, to December 22, 2023. The credit facility can be used for working capital and general corporate purposes.

•

Effective May 29, 2019, the Company amended the terms of its accounts receivable securitization program with a Canadian financial institution to extend the term to May 29, 2022 and increase sales committed up to a maximum of $200 million.

Wireless – Freedom Mobile

•

In fiscal 2019, Freedom Mobile added over 266,000 subscribers, complemented by ABPU improvement of 6.3% (to $41.67), ARPU improvement of 2.2% ($37.92) and service revenue growth of approximately 23% (to $694 million) compared to fiscal 2018.

•

During 2019, Freedom Mobile continued to roll out its Extended Range LTE, which leverages the Company’s 700 MHz spectrum, in Calgary, Edmonton, Vancouver and the GTA to provide customers with improved in-building service as well as extending service at the edge of the coverage service area.

•

In the third quarter of fiscal 2019, Freedom Mobile introduced new prepaid service plans that better aligned with then-current market offers, resulting in a significant year-over-year improvement in prepaid market performance. Freedom Mobile also finalized agreements with multiple new national retail partners.

2021 Annual Information Form Shaw Communications Inc.	5

General Developments and Description of the Business

•

On April 10, 2019, Freedom Mobile successfully acquired 11 paired blocks of 20-year 600 MHz spectrum across its wireless operating footprint for a total purchase price of $492 million, or $0.78 per MHz-Pop. The spectrum acquisition rights secured through the 600 MHz auction include 30 MHz across each of British Columbia, Alberta, and southern Ontario as well as 20 MHz in eastern Ontario. These licences were issued for a 20-year term, expiring in 2039.

•	In fiscal 2019, Freedom Mobile expanded its network by launching in 19 new communities in Alberta, British Columbia, and Ontario.

Wireline – Consumer & Business

•

In fiscal 2019, the Company completed the activation of Data over Cable Interface Specification (DOCSIS) version 3.1. Powered by Shaw’s DOCSIS 3.1 enabled BlueCurve Gateway (XB6) modem, the upgrade allowed the Company to launch its Internet 600 consumer speed tier and its 1 Gbps business speed tier across virtually all of Shaw’s western Canadian Wireline operating footprint.

•	In November 2018, the Company doubled Internet speeds of its top residential tiers, Internet 150 and Internet 300, to Internet 300 to Internet 600, respectively.
•	In April 2019, the Company unveiled Shaw BlueCurve, a technology that provides customers greater control over their home WiFi experience through the BlueCurve Home app and Pods.
•	Building on the introduction of the BlueCurve Gateway modem in fiscal 2018, the Company launched IPTV in Calgary in May 2019.
•	In March 2019, Shaw Business:
•	launched Fibre+ Gig Internet in select areas with download speeds of up to 1 Gbps paired with upload speeds of up to 125 Mbps; and
•	doubled the speeds of eligible Shaw Business Internet and Smart WiFi 150 and 300 customers to Shaw Business Internet and Smart WiFi 300 and 600, respectively.
•

On August 1, 2019, the Company completed the sale of the assets of the Shaw Calgary1 data center, including all of the contractual relationships residing in the facility and the existing operational and sales teams, to a third party.

To comply with the other requirements of Item 4.1 (General Development of the Business) and Items 4.2 (Significant Acquisitions), 5.1 (Description of the Business), and 5.2 (Risk Factors) of Form 51-102F2 of National Instrument 51-102 – Continuous Disclosure Obligations, the sections titled “About Our Business,” “Known Events, Trends, Risks and Uncertainties” and “Environmental Matters” in the Company’s 2021 Annual MD&A are incorporated by reference herein. The 2021 Annual MD&A is available through the Internet on SEDAR at www.sedar.com.

6	Shaw Communications Inc. 2021 Annual Information Form

Capital Structure, Dividends and Related Matters

1.	Description of Capital Structure

(a)	General

The authorized share capital of the Company consists of Class A Participating Shares (the “Class A Shares”), Class B Non-Voting Participating Shares (“Class B Shares”), Class 1 Preferred Shares (the “Class 1 Preferred Shares”) issuable in series, and Class 2 Preferred Shares (the “Class 2 Preferred Shares”) issuable in series, of which 12,000,000 were designated Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (the “Series A Shares”), and 12,000,000 were designated Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (the “Series B Shares”). As at August 31, 2021, there were 22,372,064 Class A Shares and 476,537,262 Class B Shares issued and outstanding.

(b)	Class A Shares and Class B Shares

(i)	Authorized Number of Class A Shares

The authorized number of Class A Shares is limited to the lesser of that number of such shares (i) that are currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Shares (subject to certain conversion rights as described below under the heading “Conversion Privileges”).

(ii)	Voting Rights

The holders of Class A Shares are entitled to one vote per share at all meetings of shareholders. The holders of Class B Shares are entitled to receive notice of, to attend and to speak at all meetings of shareholders but are not entitled to vote thereat except as required by law and except upon any resolution to authorize the liquidation, dissolution and winding-up of Shaw or the distribution of assets among the shareholders of Shaw for the purpose of winding up its affairs, in which event each holder of Class B Shares will be entitled to one vote per share.

(iii)	Dividends

In general, subject to the rights of any preferred shares outstanding from time-to-time, holders of Class A Shares and Class B Shares are entitled to receive such dividends as the Board of Directors of Shaw determines to declare on a share-for-share basis, as and when any such dividends are declared or paid, except that, for each Dividend Period (as defined below), the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Share, subject to proportionate adjustment in the event of any future consolidations or subdivisions of Class A Shares and Class B Shares and in the event of any issue of Class B Shares by way of stock dividends. A “Dividend Period” is defined as the fiscal year of Shaw or such other period, not to exceed one year, in respect of which the directors of Shaw have announced a current policy to declare and pay, or set aside for payment, regular dividends on the Class A Shares and Class B Shares.

(iv)	Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of Shaw or other distribution of assets of Shaw for the purpose of winding up its affairs, all property and assets of Shaw available for distribution to the holders of Class A Shares and Class B Shares will be paid or distributed equally, share-for-share, to the holders of Class A Shares and Class B Shares without preference or distinction.

(v)	Conversion Privileges

Any holder of Class A Shares may, at any time or from time-to-time, convert any or all Class A Shares held by such holder into Class B Shares on the basis of one Class B Share for each Class A Share so converted.

Subject to certain exceptions described below, if an Exclusionary Offer is made, any holder of Class B Shares may, at any time or from time-to-time during a Conversion Period, convert any or all of the Class B Shares held by such holder into Class A Shares on the basis of one Class A Share for each Class B Share so converted. For the purpose of this paragraph, the following terms have the following meanings:

“Class A Offeror” means a person or company that makes an offer to purchase Class A Shares (the “bidder”), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder;

2021 Annual Information Form Shaw Communications Inc.	7

“Conversion Period” means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

“Exclusionary Offer” means an offer to purchase Class A Shares that:

(A)

must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class A Shares are listed, be made to all or substantially all holders of Class A Shares who are residents of a province of Canada to which the requirement applies; and

(B)

is not made concurrently with an offer to purchase Class B Shares that is identical to the offer to purchase Class A Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Class A Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class A Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class A Shares, and for the purposes of this definition if an offer to purchase Class A Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for this sub-clause (B), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class B Shares;

“Expiry Date” means the last date upon which holders of Class A Shares may accept an Exclusionary Offer;

“Offer Date” means the date on which an Exclusionary Offer is made; and

“Transfer Agent” means the transfer agent for the time being of the Class A Shares.

Subject to the exception below, the conversion right of a holder of Class B Shares shall not come into effect if:

(A)

prior to the time at which the offer is made there is delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

(i)

tender any shares in acceptance of any Exclusionary Offer without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

(ii)	make any Exclusionary Offer;

(iii)	act jointly or in concert with any person or company that makes any Exclusionary Offer; or

(iv)

transfer any Class A Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(B)

as of the end of the seventh day after the Offer Date there has been delivered to the Transfer Agent and to the Secretary of Shaw a certificate or certificates signed by or on behalf of one or more shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

(i)	the number of Class A Shares owned by the shareholder;

(ii)	that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

(iii)

that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the Transfer Agent and the Secretary of Shaw written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

8	Shaw Communications Inc. 2021 Annual Information Form

Capital Structure, Dividends and Related Matters

(iv)

that such shareholder shall not transfer any Class A Shares, directly or indirectly, prior to the Expiry Date without giving the Transfer Agent and the Secretary of Shaw written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class A Shares transferred or to be transferred to each transferee; or

(C)

as of the end of the seventh day after the Offer Date, a combination of certificates that comply with (A) and (B) from shareholders of Shaw owning in the aggregate more than 50% of the then outstanding Class A Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Class A Offeror, has been delivered to the Transfer Agent and to the Secretary of Shaw.

If a notice referred to in sub-clause (A)(i), (A)(iv), (B)(iii) or (B)(iv) is given and the conversion right has not come into effect, the Transfer Agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class A Shares in respect of which there are subsisting certificates that comply with either clause (A) or (B). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class A Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause (A)(iv) or (B)(iv) shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause (A)(iv) or (B)(iv) shall be deemed to be a person or company from whom the Transfer Agent does not have a subsisting certificate unless the Transfer Agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the Transfer Agent has a subsisting certificate. If the number of Class A Shares so determined does not exceed 50% of the number of then outstanding Class A Shares, exclusive of shares owned immediately prior to the offer by the Offeror, clauses (A) and (B) shall cease to apply and the conversion right shall be in effect for the remainder of the Conversion Period.

(vi)	Modification

Neither the Class A Shares nor the Class B Shares may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class is also subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

(vii)	Offer to Purchase

Shaw may not make an offer to purchase any outstanding Class A Shares unless at the same time it makes an offer to purchase, on the same terms, an equivalent proportion of the outstanding Class B Shares.

(viii)	Redemption

Neither the Class A Shares nor the Class B Shares are redeemable at the option of either Shaw or the holder thereof.

(c)	Preferred Shares

(i)	Class 1 Preferred Shares

The Class 1 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 1 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 1 Preferred Shares of such series.

The shares of each successive series of Class 1 Preferred Shares shall have preference over the Class A Shares and Class B Shares as to dividends of not less than 1/100th of a cent per share, and shall not confer upon the shares of one series a priority over the shares of any other series of the Class 1 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of the Class 1 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of Class 1 Preferred Shares in respect of accumulated dividends and return of capital.

2021 Annual Information Form Shaw Communications Inc.	9

Capital Structure, Dividends and Related Matters

(ii)	Class 2 Preferred Shares

The Class 2 Preferred Shares are issuable in one or more series. The Board of Directors may fix from time-to-time before such issue the number of shares which is to comprise each series then to be issued and the designation, rights, conditions, restrictions and limitations attaching thereto, including, without limiting the generality of the foregoing, the rate of preferential dividends and whether or not such dividends shall be cumulative, the dates of payment thereof, the redemption price and terms and conditions of redemption (including the rights, if any, of the holders of the Class 2 Preferred Shares of such series to require the redemption thereof), conversion rights (if any) and any redemption fund, purchase fund or other provisions to be attached to the Class 2 Preferred Shares of such series.

The shares of each successive series of Class 2 Preferred Shares shall have preference over the Class A Shares and Class B Shares (but shall rank junior to the Class 1 Preferred Shares) as to dividends and shall not confer upon the shares of one series a priority over the shares of any other series of Class 2 Preferred Shares in respect of voting, dividends or return of capital. If any amount of cumulative dividends or any amount payable on return of capital in respect of shares of a series of Class 2 Preferred Shares is not paid in full, the shares of such series shall participate rateably with the shares of all other series of the Class 2 Preferred Shares in respect of accumulated dividends and return of capital.

(iii)	Series A Shares and Series B Shares

The Series A Shares and the Series B Shares are each a series of Class 2 Preferred Shares. On May 31, 2011, the Company issued 12,000,000 Series A Shares. On June 30, 2016, 1,987,607 of the Series A Shares were converted into an equal number of Series B Shares in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company had 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding as at June 30, 2016. The Series A Shares continued to be listed on the TSX under the symbol SJR.PR.A while the Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B.

Pursuant to the terms of the Arrangement Agreement, on May 20, 2021, Rogers exercised its right to require the Company to redeem all of its issued and outstanding Preferred Shares at the redemption price of $25.00 per share (the “Redemption Price”) plus any accrued and unpaid dividends up to but excluding the redemption date of June 30, 2021 (the “Redemption Date”).

On May 28, 2021, the Company announced the redemption of all of its issued and outstanding Preferred Shares in accordance with their terms (as set out in the Company’s articles) on the Redemption Date at the Redemption Price (plus any accrued and unpaid dividends up to but excluding the Redemption Date less any tax required to be deducted or withheld). On the Redemption Date, there were 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. Accordingly, the aggregate Redemption Price paid by Shaw on the Redemption Date to redeem the Preferred Shares was $300 million. Following the close of trading on June 29, 2021, both the Series A Shares and Series B Shares were delisted from the TSX.

Prior to the redemption, holders of the Series A Shares were entitled to receive fixed cumulative preferential cash dividends reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.00%, as and when declared by the Board of Directors of the Company, payable quarterly on the last day of each March, June, September and December (or if such date is not a business day, the next succeeding business day).

The annual fixed dividend rate for the Series A Shares was as follows:

Period	Annual Dividend Rate

June 30, 2011 to June 29, 2016	4.500%

June 30, 2016 to June 29, 2021	2.791%

Prior to the redemption, holders of the Series B Shares were entitled to receive quarterly floating rate cumulative preferred cash dividends, as and when declared by the Board of Directors of the Company, payable on the last day of each March, June, September and December (each three month period ending on such a day, a “Quarterly Floating Rate Period”) in the amount per Series B Share determined by multiplying the Floating Quarterly Dividend Rate for such Quarterly Floating Rate Period by $25.00 and multiplying that product by a fraction, the numerator of which is the actual number of days in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending on the actual number of days in the applicable year. The “Floating Quarterly Dividend Rate” for a Quarterly Floating Rate Period equals the sum of 2.00% and the average yield expressed as an annual rate on three-month Government of Canada treasury bills for the most recent treasury bills auction that precedes by at least 30 days the first day of such Quarterly Floating Rate Period.

10	Shaw Communications Inc. 2021 Annual Information Form

Capital Structure, Dividends and Related Matters

The Floating Quarterly Dividend Rate for the Series B Shares was as follows:

Period	Annual Dividend Rate

June 30, 2016 to September 29, 2016	2.539%

September 30, 2016 to December 30, 2016	2.512%

December 31, 2016 to March 30, 2017	2.509%

March 31, 2017 to June 29, 2017	2.480%

June 30, 2017 to September 29, 2017	2.529%

September 30, 2017 to December 30, 2017	2.742%

December 31, 2017 to March 30, 2018	2.872%

March 31, 2018 to June 29, 2018	3.171%

June 30, 2018 to September 29, 2018	3.300%

September 30, 2018 to December 30, 2018	3.509%

December 31, 2018 to March 30, 2019	3.713%

March 31, 2019 to June 29, 2019	3.682%

June 30, 2019 to September 29, 2019	3.687%

September 30, 2019 to December 30, 2019	3.638%

December 31, 2019 to March 30, 2020	3.652%

March 31, 2020 to June 29, 2020	3.638%

June 30, 2020 to September 29, 2020	2.255%

September 30, 2020 to December 30, 2020	2.149%

December 31, 2020 to March 30, 2021	2.109%

March 31, 2021 to June 29, 2021	2.073%

2.	Share Constraints

The statutes which govern the provision of broadcasting and telecommunications services by Shaw and its regulated subsidiaries impose restrictions on the ownership of shares of the Company and its regulated subsidiaries by persons that are not Canadian. In order to ensure that the Company and its regulated subsidiaries remain eligible or qualified to provide broadcasting and telecommunications services in Canada, the articles of the Company require its directors to refuse to issue or register the transfer of any Class A Shares to a person that is not a Canadian if such issue or transfer would result in the total number of such shares held by non-Canadians exceeding the maximum number permitted by applicable law. In addition, the directors of Shaw are required to refuse to issue or register the transfer of any Class A Shares to a person in circumstances where such issue or transfer would affect the ability of the Company and its regulated subsidiaries to obtain, maintain, amend or renew a license to carry on any business. The articles of the Company further provide that if, for whatever reason, the number of Class A Shares held by non-Canadians or other such persons exceeds the maximum number permitted by applicable law or would affect the ability to carry on any licensed business, Shaw may, to the extent permitted by corporate or communications statutes, sell the Class A Shares held by such non-Canadians or other persons as if it were the owner of such shares. The articles of the Company also give its directors the right to refuse to issue or register the transfer of shares of any class in the capital of the Company if (i) the issue or the transfer requires the prior approval of a regulatory authority unless and until such approval has been obtained; or (ii) the person to whom the shares are to be issued or transferred has not provided Shaw with such information as the directors may request for the purposes of administering these share constraints.

3.	Dividends

(a)	Dividend Policy

The Company’s dividend policy for Class A Shares and Class B Shares is reviewed on a quarterly basis by Shaw’s Board of Directors. In general, subject to the rights of any preferred shares outstanding from time-to-time, holders of Class A Shares and Class B Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, if, as and when any such dividends are declared and paid. In addition to the standard legislated solvency and liquidity tests that must be met, the Company will not be able to declare and pay dividends if there was an event of default or a pending event of default would result (as a consequence of declaring and paying dividends) under its credit facilities. Furthermore, under the terms of the Arrangement Agreement entered into with Rogers, the Company is restricted in its ability to increase the amount of the dividend payments during the interim period without Rogers’ consent.

In accordance with the terms and conditions of such shares, for each Dividend Period (which runs from September 1 to August 31 of each year) the aggregate of the dividends (other than stock dividends) declared and paid on each Class A Share shall be $0.0025 per share per annum less than the aggregate of the dividends declared and paid on each Class B Share. See the information under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure –Class A Shares and Class B Shares – Dividends.”

2021 Annual Information Form Shaw Communications Inc.	11

Capital Structure, Dividends and Related Matters

Dividends on the Series A Shares and the Series B Shares are described under the heading “Capital Structure, Dividends and Related Matters – Description of Capital Structure – Preferred Shares – Series A Shares and Series B

Shares.” The Company redeemed all of its issued and outstanding Series A Shares and Series B Shares on June 30, 2021.

(b)	Dividend Rates and Payment Dates

The tables below set out dividend amounts and payment dates for the Class A Shares, Class B Shares, Series A Shares, and Series B Shares for the fiscal year ended August 31, 2021 and the aggregate annual cash dividends declared per Class A Share, Class B Share, Series A Share and Series B Share for each of the past three fiscal years.

Payment Dates	Dividends on Class A Shares	Dividends on Class B Shares	Payment Dates	Dividends on Series A Shares[1]	Dividends on Series B Shares [1]

Sep. 29, 2020	$0.098542	$0.09875	Sep. 30, 2020	$0.17444	$0.14094

Oct. 29, 2020	$0.098542	$0.09875

Nov. 27, 2020	$0.098542	$0.09875

Dec. 30, 2020	$0.098542	$0.09875	Dec. 31, 2020	$0.17444	$0.13431

Jan. 28, 2021	$0.098542	$0.09875

Feb. 25, 2021	$0.098542	$0.09875

Mar. 30, 2021	$0.098542	$0.09875	Mar. 31, 2021	$0.17444	$0.13181

Apr. 29, 2021	$0.098542	$0.09875

May 28, 2021	$0.098542	$0.09875

Jun. 29, 2021	$0.098542	$0.09875	Jun. 30, 2021	$0.17444	$0.12956

Jul. 29, 2021	$0.098542	$0.09875

Aug. 30, 2021	$0.098542	$0.09875

Note:

(1)	The Company redeemed all of its issued and outstanding Series A Shares and Series B Shares on June 30, 2021.

Payment Period	Dividends on Class A Shares	Dividends on Class B Shares	Dividends on Series A Shares[1]	Dividends on Series B Shares[1]

Fiscal 2019	$1.182504	$1.185	$0.69776	$0.88775

Fiscal 2020	$1.182504	$1.185	$0.69776	$0.91344

Fiscal 2021	$1.182504	$1.185	$0.69776	$0.53662

Note:

(1)	The Company redeemed all of its issued and outstanding Series A Shares and Series B Shares on June 30, 2021.

4.	Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Company to engage in certain business activities on a cost-effective basis may depend on these ratings. A reduction in the current ratings, particularly a downgrade below investment grade ratings or a negative change in the Company’s ratings outlook, could adversely affect the Company’s cost of financing and its access to sources of liquidity and capital. In addition, changes in these ratings may affect the Company’s ability to, and the associated costs of, entering into and maintaining ordinary course contracts with customers or suppliers on acceptable terms.

12	Shaw Communications Inc. 2021 Annual Information Form

Capital Structure, Dividends and Related Matters

The following table sets forth the ratings assigned to the Company’s senior note obligations by DBRS Morningstar (formerly DBRS Limited) (“DBRS”), Standard & Poor’s, a division of The McGraw Hill Companies, Inc. (“S&P”) and Moody’s Investors Services, Inc. (“Moody’s”) as at October 29, 2021.

Security	DBRS(1)	Moody’s(2)	S&P(3)

Senior Notes	BBB (under review)[4]	Baa2 (under review)[4]	BBB- (positive)

Notes:

(1)

DBRS’ credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of ten categories and is assigned to debt securities considered to be of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable, but the entity may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within certain rating categories indicates relative standing within such category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

(2)

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody’s is the fourth highest of nine categories and denotes obligations judged to be medium grade and subject to moderate credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

(3)

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by S&P is the fourth highest of ten major categories. According to the S&P rating system, an obligor with debt securities rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

(4)

“Under review” commentary was issued by DBRS and Moody’s in connection with the announcement of the proposed Transaction with Rogers. For more information, see “General Developments and Description of the Business – Fiscal 2021 Developments – Corporate” herein.

Each rating agency has several categories of long-term ratings that may be assigned to a particular security. Prospective purchasers of such securities should consult the rating organization with respect to the interpretation and implication of the foregoing ratings and outlooks.

Ratings are intended to provide investors with an independent measure of the quality of the relevant securities. Ratings accorded by a rating agency are not recommendations to purchase, hold or sell the relevant securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. The lowering of any rating may negatively affect the quoted market price, if any, of the relevant securities.

The Company made payments to each of DBRS, Moody’s, and S&P in connection with obtaining the above ratings and to each of DBRS and Moody’s related to ratings assigned in connection with its accounts receivable securitization program, but has not made any other payments to DBRS, Moody’s, or S&P over the past two years.

5.	Market for Securities

(a)	Marketplaces

The securities of the Company are listed and posted for trading on the exchanges set forth below.

Security(1)	Exchange	Symbol	CUSIP Number

Class A Shares	TSX Venture Exchange	SJR.A	82028K101

Class B Shares	Toronto Stock Exchange	SJR.B	82028K200

	New York Stock Exchange	SJR	82028K200

Note:

(1)	The Company redeemed all of its issued and outstanding Series A Shares and Series B Shares on June 30, 2021.

2021 Annual Information Form Shaw Communications Inc.	13

Capital Structure, Dividends and Related Matters

(b)	Trading Price and Volume

The following table sets forth, for each month during the fiscal year ending August 31, 2021, the monthly price range and volume traded for the Class A Shares on the TSX Venture Exchange (TSXV) and for the Class B Shares, Series A Shares, and Series B Shares on the TSX.

	Class A Shares(1) TSXV-SJR.A			Class B Shares(1) TSX-SJR.B			Series A Shares(1,2) TSX-SJR.PR.A			Series B Shares(1,2) TSX-SJR.PR.B

	High	Low	Volume	High	Low	Volume	High	Low	Volume	High	Low	Volume

Sep 2020	26.00	24.12	4,236	25.30	23.70	23,453,289	12.59	12.03	58,939	12.00	11.49	18,700

Oct 2020	25.29	22.10	8,713	24.68	21.50	19,991,352	12.95	11.99	69,982	12.79	11.55	20,634

Nov 2020	25.95	23.50	17,139	23.63	21.71	33,008,086	12.95	12.17	58,521	12.71	11.23	27,922

Dec 2020	27.00	24.00	31,424	23.73	22.10	37,123,865	13.75	12.87	187,979	13.73	12.57	52,778

Jan 2021	29.94	25.50	26,595	23.12	21.85	33,071,629	13.95	13.08	83,996	13.65	13.00	28,692

Feb 2021	30.50	27.13	23,292	22.79	21.93	31,050,402	15.31	13.74	187,719	14.96	13.80	21,621

Mar 2021	42.75	27.88	104,163	35.08	22.18	89,485,061	21.51	14.71	3,067,018	21.30	14.47	806,598

Apr 2021	38.24	34.04	35,868	35.82	32.68	38,526,245	23.50	20.62	2,306,734	23.40	20.45	274,368

May 2021	37.20	35.60	7,110	36.78	35.27	27,999,499	25.18	23.27	2,223,082	25.13	23.13	727,662

Jun 2021	37.67	35.65	12,807	36.50	35.34	26,134,482	25.18	24.97	507,504	25.15	24.97	279,105

Jul 2021	37.25	36.00	4,783	36.71	35.44	18,793,416	N/A	N/A	N/A	N/A	N/A	N/A

Aug 2021	38.19	36.30	5,017	37.17	35.80	17,559,165	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Trading price and volume data is obtained from the TMX group.
(2)	All issued and outstanding Series A Shares and Series B Shares were redeemed on June 30, 2021.

(c)	Prior Sales

Pursuant to Shaw’s employee stock option plan, on November 3, 2020, Shaw granted 1,423,000 options to acquire an aggregate of 1,423,000 Class B Shares at a weighted average exercise price of $21.82 per share.

Pursuant to Shaw’s RSU/PSU Plan, on February 1, 2020, Shaw granted 27,585 restricted share units (RSUs) that are settled in Class B Shares to the directors of the Company at a price of $22.15 per RSU.

14	Shaw Communications Inc. 2021 Annual Information Form

Directors and Officers

1.	Directors

Set forth below is a list of the directors of the Company as at October 29, 2021, indicating their municipality, province or state and country of residence, and their principal occupations during the five preceding years. Directors are typically elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed.

Name and Municipality of Residence	Principal Occupation During the Five Preceding Years	Director Since

Peter J. Bissonnette Calgary, Alberta, Canada	Corporate Director; President of the Company until August 2015	2009

Adrian I. Burns Ottawa, Ontario, Canada	Corporate Director; President and CEO of Western Limited, a Saskatchewan real estate company; Chair of the National Arts Centre; former Member of the Copyright Board of Canada; former Commissioner of the CRTC	2001

Hon. Christina J. Clark Vancouver, British Columbia, Canada	Corporate Director; Senior Advisor of Bennett Jones LLP; 35th Premier of British Columbia, Canada	2018

Dr. Richard R. Green Boulder, Colorado, U.S.A.	Corporate Director; former President and CEO of Cable Television Laboratories Inc. (CableLabs®), a non-profit research development consortium dedicated to pursuing new cable telecommunications technologies	2010

Gregg Keating Porters Lake, Nova Scotia, Canada	Chairman and Chief Executive Officer of Altimax Venture Capital, parent company of the Keating Group which comprises a diverse portfolio of business interests	2007

Michael W. O’Brien Toronto, Ontario, Canada	Corporate Director; former Executive Vice-President, Corporate Development and Chief Financial Officer of Suncor Energy Inc., an integrated energy company	2003

Paul K. Pew, Toronto, Ontario, Canada	Independent Lead Director; Co-Founder and Co-Chief Executive Officer of G3 Capital Corp., a Toronto-based alternative asset manager; Corporate Director and Private Investor; former Vice Chairman, Investment Banking, GMP Securities Ltd., an independent investment dealer	2008

Jeffrey C. Royer Toronto, Ontario, Canada	Private Investor	1995

Bradley S. Shaw Calgary, Alberta, Canada	Executive Chair & Chief Executive Officer of the Company	1999

Mike Sievert Kirkland, Washington, U.S.A.	President, Chief Executive Officer and Director of T-Mobile USA Inc., a wireless services provider; former Chief Operating Officer and Chief Marketing Officer of T-Mobile USA Inc.	2018

Carl E. Vogel Cherry Hills Village, Colorado, U.S.A.

Private Investor; Industry Advisor focused on media and communications for KKR & Co. Inc., a global investment firm; former Senior Advisor and Operating Partner with The Gores Group, a private equity firm; former Senior Advisor of DISH Network Corporation; former President and Vice Chairman of DISH Network Corporation (formerly EchoStar Communications Corporation, a satellite-delivered digital television services provider in the United States); former Vice Chairman and Senior Advisor at EchoStar Corp. (a developer of set-top boxes and other electronic technology); former President, Chief Executive Officer and director of Charter Communications, a broadband service provider in the United States

		2006

Sheila C. Weatherill Edmonton, Alberta, Canada	Corporate Director; former President and Chief Executive Officer of the Capital Health Authority, the Edmonton region health administrative authority	2009

Steven A. White Cherry Hills Village, Colorado, U.S.A.	Corporate Director; President, Special Counsel to the CEO of Comcast Cable, a division of Comcast Corporation, a global media and technology company	2021

2021 Annual Information Form Shaw Communications Inc.	15

Directors and Officers

2.	Board Committee Members

The Board of Directors of the Company has established four standing committees: Executive, Audit, Corporate Governance, and Nominating, and Human Resources and Compensation. The membership of each committee as of October 29, 2021, is set forth below.

The Executive Committee consists of Bradley Shaw (Chair), Adrian Burns, Michael O’Brien, Paul Pew, and Carl Vogel.

The Audit Committee consists of Carl Vogel (Chair), Michael O’Brien, Richard Green, and Jeffrey Royer. For

further details concerning the Audit Committee, see the information under the heading “Audit Committee.”

The Corporate Governance and Nominating Committee consists of Paul Pew (Chair), Christy Clark, Gregg Keating, and Sheila Weatherill.

The Human Resources and Compensation Committee consists of Adrian Burns (Chair), Peter Bissonnette, and Steven White.

3.	Executive Officers

Set forth below is a list of the executive officers of the Company as of October 29, 2021, indicating their municipality, province or state and country of residence, and their respective positions with the Company. Officers are appointed annually and serve at the discretion of the Board of Directors of the Company.

Name and Municipality of Residence	Principal Position with the Company

Bradley Shaw Calgary, Alberta, Canada	Executive Chair & Chief Executive Officer

Paul McAleese Toronto, Ontario, Canada	President, Shaw Communications Inc.

Trevor English Calgary, Alberta, Canada	Executive Vice President, Chief Financial & Corporate Development Officer

Zoran Stakic Calgary, Alberta, Canada	Chief Operating Officer & Chief Technology Officer

Peter Johnson Calgary, Alberta, Canada	Executive Vice President, Chief Legal and Regulatory Officer

Katherine Emberly Calgary, Alberta, Canada	President, Business

Dan Markou Toronto, Ontario, Canada	Executive Vice President, Chief People and Culture Officer

Paul Deverell Toronto, Ontario, Canada	President, Consumer

All of the above officers have been employed in various capacities by the Company during the past five years except Paul McAleese who was Chief Executive Officer of i-wireless LLC until April 2017 and Paul Deverell who held an executive level position at Sundell Holdings Inc. until June 2017 and prior to that, Mr. Deverell was Chief Operating Officer of The Mobile Shop & Plus Consulting.

16	Shaw Communications Inc. 2021 Annual Information Form

Directors and Officers

4.	Voting Shares held by Directors and Executive Officers

To the knowledge of the Company, as at October 29, 2021, the directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over less than 1% of the issued and outstanding shares of such class.

5.	Control of the Company by the Shaw Family

Voting control of the Company is held by Shaw Family Living Trust (SFLT) and its subsidiaries. As at October 29, 2021, SFLT and its subsidiaries held, directly or indirectly, or exercised control or direction over 17,662,400 Class A Shares, representing approximately 79% of the issued and outstanding Class A Shares, for the benefit of the descendants of the late JR Shaw and Carol Shaw. The sole trustee of SFLT is a private company controlled by a board consisting of seven directors, including as at October 29, 2021, Bradley Shaw, four other members of his family and two independent directors.

The Class A Shares are the only shares entitled to vote in all circumstances. Accordingly, SFLT and its subsidiaries are able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A Shares.

6.	Conflicts of Interest

Certain directors and officers of the Company are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. Directors and officers of Shaw and its subsidiaries are required to disclose existing and potential conflicts in accordance with Shaw’s Business Conduct Standards governing directors and officers and in accordance with applicable laws. The Corporate Governance and Nominating Committee closely monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director generally recuses himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

7.	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Company’s knowledge, based on information supplied by the directors and executive officers, no director, executive officer, or controlling shareholder of the Company: (i) has, within the 10 years preceding the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such director, executive officer or controlling shareholder, or (ii) is, at the date of this Annual Information Form, or has been within the 10 years preceding the date of this Annual Information Form, a director or executive officer of any company that, while the person was acting in that capacity (or within a year of ceasing to act in that capacity), became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. Further, to the Company’s knowledge, and based upon information provided to it by the directors and executive officers, no director or executive officer is, at the date of this Annual Information Form, or was within the 10 years preceding the date of this Annual Information Form, a director, chief executive officer or chief financial officer of a company that, during the time the director or executive officer was acting in such capacity or as a result of events that occurred while the director or executive officer was acting in such capacity, was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities laws that was in effect for a period of more than 30 consecutive days.

2021 Annual Information Form Shaw Communications Inc.	17

Audit Committee

1.	Audit Committee Charter

The Audit Committee of the Board of Directors is responsible for overseeing the integrity of the Company’s financial reporting process.

A copy of the charter of the Audit Committee is attached as Schedule A to this Annual Information Form.

2.	Audit Committee Composition, Education and Experience

As at October 29, 2021, the Audit Committee consisted of Carl Vogel (Chair), Michael O’Brien, Richard Green, and Jeffrey Royer. Each member of the Audit Committee is independent and financially literate, as such terms are defined in National Instrument 52-110 – Audit Committees. In addition, each of Messrs. Vogel, O’Brien, and Royer, qualify as a “financial expert” under the Sarbanes-Oxley Act of 2002 and other applicable regulatory requirements.

In addition to each member’s general business experience, the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee are set forth below.

Carl Vogel (Chair) is a private investor and an industry advisor focused on media and communications for KKR & Co. Inc., a global investment firm that offers alternative asset management and capital markets and insurance solutions. Mr. Vogel served as Senior Advisor and director of DISH Network Corporation until May 2021. Mr. Vogel was also the Vice Chairman of DISH Network Corporation (formerly EchoStar Communications Corporation) from June 2005 until March 2009 and President from September 2006 until February 2008. From October 2007 to March 2009, he served as Vice Chairman and Senior Advisor at EchoStar Corp. Mr. Vogel was also President, Chief Executive Officer and a director of Charter Communications, a broadband service provider in the U.S, from October 2001 until January 2005. He is a director of AMC Networks Inc. (audit committee chair), Sirius/XM Corporation (compensation committee chair), Universal Electronics Inc. (audit committee member) and Progress Acquisition Corporation (board chair), a special purpose acquisition company (each NASDAQ listed). Mr. Vogel was a member of Shaw’s Audit Committee from 2007 to 2015 and since 2019. He has also served as a director of a number of private companies over the past five years. Mr. Vogel holds a Bachelor of Science Degree in Finance and Accounting from St. Norbert College in Wisconsin and was formerly an active Certified Public Accountant.

Michael O’Brien held a number of senior executive management positions during his 27-year tenure with the integrated energy company Suncor Energy Inc. (TSX and NYSE listed), including various positions with responsibility for planning, business development, refining and marketing, finance, and mining and extraction, retiring as Executive Vice President, Corporate Development and Chief Financial Officer in 2002. Mr. O’Brien served as a member of the Board of Directors of Suncor from 2002 to 2018 and was a member of both its audit and governance committee. Mr. O’Brien holds a Bachelor of Arts from the University of Toronto and an MBA from York University.

Richard Green was President and CEO of Cable Television Laboratories, Inc. from 1988 to 2008, a former Senior Vice President at PBS, and director of CBS’s Advanced Television Technology Laboratory. Dr. Green is a director and member of the compensation and nominating and corporate governance committees of Liberty Global, Inc. (NASDAQ listed), the largest international cable company with operations in 14 countries; a director and member of the compensation and nominating and governance committees of Liberty Broadband Corporation (NASDAQ listed); and is a director of Jones/NCTI, a workforce performance solutions company for individuals and broadband companies. Dr. Green holds a Bachelor of Science from the Colorado College, a Master of Physics from the State University of New York in Albany and a PhD from the University of Washington.

Jeffrey Royer is a private investor. Mr. Royer serves as Chairman of Baylin Technologies Inc. (TSX listed) and (BY) Medimor Ltd. and is a director of RFA Capital Holdings, Inc. and Massuah Hotels in Jerusalem, Israel. Mr. Royer has served as a director of over thirty private companies and not-for-profit organizations. Mr. Royer is a General Partner of the Arizona Diamondbacks Baseball Club. He served as Chair (from 1997 to 2003) and was a member (from 1996 to 2003 and since 2009) of Shaw’s Audit Committee. Mr. Royer received his BA in Economics from Lawrence University in Wisconsin.

18	Shaw Communications Inc. 2021 Annual Information Form

3.	Audit Fees

The aggregate amounts paid or accrued by the Company with respect to fees payable to Ernst & Young LLP, the auditors of the Company, for audit (including separate audits of wholly-owned and non-wholly owned entities, and Sarbanes-Oxley Act-related services), audit-related (including financings and regulatory reporting requirements), tax and other services in the fiscal years ended August 31, 2021 and 2020 were as follows:

Type of Service	Fiscal 2021	Fiscal 2020

Audit Fees	$3,517,140	$3,582,840

Audit-Related Fees	$44,895	$231,045

Tax Fees	$994,724	$78,250

Total	$4,556,759	$3,892,135

Audit-related fees for fiscal 2021 relate to assurance services in respect of an environmental and regulatory report and for fiscal 2020 relate to services performed in conjunction with senior note and securities offerings and assurance services in respect of an environmental and regulatory report. The tax fees for fiscal 2021 relate to tax advisory services on the Transaction and general tax advisory services and for fiscal 2020 relate to general tax advisory services.

The Audit Committee considered and agreed that the above fees are compatible with maintaining the independence of the Company’s auditors. Further, the Audit Committee determined that, in order to ensure the continued independence of the auditors, only limited non-audit services will be provided to the Company by Ernst & Young LLP and in such case, only with the prior approval of the Audit Committee. The Chair of the Audit Committee has been delegated authority to approve the retainer of Ernst & Young LLP to provide non-audit services in extraordinary circumstances where it is not feasible or practical to convene a meeting of the Audit Committee, subject to an aggregate limit of $150,000 in fees payable to Ernst & Young LLP for such services at any time until ratified by the Audit Committee. The Chair of the Audit Committee is required to report any such services approved by him to the Audit Committee.

Legal Actions and Regulatory Proceedings

The Company is involved in litigation matters and regulatory proceedings arising in the ordinary course and conduct of its business. Although such legal actions and regulatory proceedings cannot be predicted with certainty, other than any legal actions and regulatory proceedings disclosed in “Government Regulations and

Regulatory Developments” in the Company’s 2021 Annual MD&A which is incorporated by reference herein, management of the Company does not expect that the outcome of these matters will have a material adverse effect on the Company. The Company is not a party to any legal proceeding that involves a claim for damages, exclusive of interest and costs, in excess of 10% of the current assets of the Company. As at the date hereof, no penalties or sanctions have been imposed by a court relating to securities legislation or by a securities regulatory authority, no other penalties or sanctions material to the Company have been imposed by a court or regulatory body, and the Company has not entered into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority.

Interest of Management and Others in Material Transactions

Certain directors and executive officers of Shaw have interests in respect of the Transaction that may be in addition to, or separate from, those of shareholders generally. These interests include entitlements to change of control benefits, rights of indemnification and insurance, and employee retention packages. For more details on the interests of certain persons in the Transaction, please refer to the management information circular filed April 23, 2021 on Shaw’s SEDAR profile at www.sedar.com.

Other than the interests of certain directors and executive officers in respect of the Transaction and the Company’s secondary offering of 80,630,383 Corus Class B Shares that closed on May 31, 2019, no director or

2021 Annual Information Form Shaw Communications Inc.	19

executive officer of the Company or of any person that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Class A Shares and of any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company. For further detail on the interests in respect of the secondary offering of Corus Class B Shares, see “General Developments and Description of the Business – Fiscal 2019 Developments – Corporate” herein.

Registrar and Transfer Agent

The registrar and transfer agent for the Class A Shares and Class B Shares is TSX Trust Company at its principal offices in Vancouver, British Columbia; Calgary, Alberta; and Toronto, Ontario. The co-registrar and co-transfer agent in the United States for the Class B Shares is American Stock Transfer & Trust Company, LLC at its principal office in Brooklyn, New York.

Interests of Experts

The Company’s auditors are Ernst & Young LLP. The Company’s audited consolidated financial statements for the year ended August 31, 2021 have been filed in accordance with NI 51-102 – Continuous Disclosure Obligations. Ernst & Young LLP has communicated to the Company that, in their opinion, they are independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the applicable rules and regulations adopted by the U.S Securities and Exchange Commission and Public Company Accounting Oversight Board (United States).

Additional Information

Additional information concerning the Company is available through the Internet on SEDAR at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request without charge from the Company by contacting Investor Relations at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4; by telephone at (403) 750-4500; or by emailing Investor.Relations@sjrb.ca.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans will be contained in the Company’s Proxy Circular for its January 12, 2022 Annual General Meeting. Additional financial information is provided in the Company’s comparative financial statements for its most recently completed financial year, and management’s discussion and analysis thereon. Copies of such documents may be obtained in the manner set forth above.

Caution Concerning Forward Looking Statements

Statements included in this Annual Information Form, including from documents incorporated by reference herein, that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal,” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this Annual Information Form include, but are not limited to, statements relating to:

•	the expected impact of the COVID-19 pandemic;
•	future capital expenditures;
•	proposed asset acquisitions and dispositions;
•	anticipated benefits of the Transaction to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;
•

the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

20	Shaw Communications Inc. 2021 Annual Information Form

•	expected cost efficiencies;
•	business and technology strategies and measures to implement strategies;
•	expected growth in subscribers and the products/services to which they subscribe;
•	competitive strengths and pressures;
•	expected project schedules, regulatory timelines, and completion/in-service dates for the Company’s capital and other projects;
•

the expected impact of changes in laws, regulations, decisions by regulators, or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented or withdrawn by governments or regulators;
•	the deployment of (i) network infrastructure to improve capacity and coverage, (ii) and new technologies, including next generation wireless technologies such as 5G;
•	expected changes in the Company’s market share;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	expansion of and changes in the Company’s business and operations and other goals and plans; and
•	execution and success of the Company’s current and long term strategic initiatives.

All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this Annual Information Form are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods. These assumptions, many of which are confidential, include, but are not limited to management expectations with respect to:

•	general economic conditions, including the impact on the economy and financial markets resulting from the COVID-19 pandemic and other health risks;
•	the impact of the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources, and/or financial results;
•	anticipated benefits of the Transaction to the Company and its security holders;
•	the timing, receipt and conditions of required regulatory or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;
•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;
•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the ability to successfully integrate the Company with Rogers in a timely manner;
•

the impact of the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;
•	future interest rates;
•	previous performance being indicative of future performance;
•	future income tax rates;
•	future foreign exchange rates;
•	technology deployment;
•	future expectations and demands of our customers;
•	subscriber growth;
•	incremental costs associated with growth in wireless handset sales;
•	pricing, usage and churn rates;
•	availability and cost of programming, content, equipment and devices;
•	industry structure, conditions, and stability;
•	regulation, legislation, or other actions by governments or regulators (and the impact or projected impact on the Company’s business);
•	the implementation or withdrawal of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);
•	access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long term

2021 Annual Information Form Shaw Communications Inc.	21

strategic initiatives on commercially reasonable terms;
•	key suppliers performing their obligations within the expected timelines;
•	retention of key employees;
•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless technologies such as 5G;

•

operating expense and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company’s access to sufficient retail distribution channels;
•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and
•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to:

•

changes in general economic, market and business conditions, including the impact of the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores, and employees in response to the COVID-19 pandemic;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary regulatory or other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;
•	the ability to complete the Transaction on the terms contemplated by the Arrangement Agreement between the Company and Rogers;
•	the ability to successfully integrate the Company with Rogers in a timely manner;
•	the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;
•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;
•

the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;
•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;
•	changing industry trends, technological developments and other changing conditions in the entertainment, information, and communications industries;
•	changes in laws, regulations and decisions by regulators or other actions by governments or regulators that affect the Company or the markets in which it operates;
•	any emergency measures implemented or withdrawn by governments or regulators;
•	technology, privacy, cyber security, and reputational risks;
•	disruptions to service, including due to network failure or disputes with key suppliers;
•	the Company’s ability to execute its strategic plans and complete its capital and other projects on a timely basis;
•	the Company’s ability to grow subscribers and market share;
•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;
•	the Company’s ability to gain sufficient access to retail distribution channels;
•	the Company’s ability to access key suppliers and third-party service providers required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

22	Shaw Communications Inc. 2021 Annual Information Form

•	the ability of key suppliers to perform their obligations within expected timelines;
•	the Company’s ability to retain key employees;
•	the Company’s ability to achieve cost efficiencies;
•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;
•	the Company’s status as a holding company with separate operating subsidiaries; and
•	other factors described in the 2021 Annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this Annual Information Form.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward looking statements contained in this Annual Information Form are expressly qualified by this statement.

Material Contracts

Except as set forth below, Shaw has not entered into any material contracts, other than those contracts entered into in the ordinary course of business, within the last financial year, or before the last financial year and since January 1, 2002 that are still in effect. The following material contracts were entered into by Shaw within the last financial year and are available under Shaw’s profile on SEDAR at www.sedar.com:

1.

Arrangement Agreement dated March 13, 2021 between Shaw and Rogers and filed on SEDAR on March 15, 2021, the particulars of which are set out in “General Developments and Description of the Business – Fiscal 2021 Developments – Corporate”.

2.

Voting Support Agreement dated March 13, 2021 between SFLT, Bradley Shaw, and other Shaw Family Shareholders and Rogers and filed on SEDAR on March 15, 2021, pursuant to which SFLT, Bradley Shaw, and the other Shaw Family Shareholders have, subject to the terms of the agreement, irrevocably agreed to support the Arrangement Agreement and the transactions contemplated thereby, including by voting all of their Class A Shares and Class B Shares in favour of the Transaction at the special meeting of the common shareholders of Shaw that took place on May 20, 2021. SFLT, Bradley Shaw, and other Shaw Family Shareholders further agreed not to sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in, or otherwise convey or encumber the Class A Shares or Class B Shares each owns. Unless earlier terminated in accordance with its terms, the Voting Support Agreement will continue in full force and effect until June 13, 2022.

3.

Voting and Support Agreement dated March 13, 2021 between Rogers and each of the directors and executive officers (other than Bradley Shaw) of Shaw and filed on SEDAR on March 15, 2021, pursuant to which they have agreed to vote or cause to be voted all of the Class A Shares and Class B Shares owned, directly or indirectly, or controlled or directed by them in favour of the Transaction, subject to the terms and conditions of the agreements.

2021 Annual Information Form Shaw Communications Inc.	23

Schedule A

Shaw Communications Inc

Audit Committee Charter

This Charter of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Shaw Communications Inc. (the “Corporation”) was adopted and approved October 29, 2020.

I.	Mandate

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the integrity of the Corporation’s financial reporting process. The primary duties of the Committee involve:

•	oversight of the integrity of the Corporation’s financial statements and related information,
•	oversight of management’s assessing and reporting on the effectiveness of internal controls,
•	oversight of the external and internal auditors and evaluation of the qualification, effectiveness and independence of the external and internal auditors,
•	oversight of the Corporation’s compliance with legal and regulatory requirements relating to public disclosure and financial reporting, and
•	oversight of the Corporation’s processes for identifying, assessing and managing risks and the Corporation’s financing strategy, including the Enterprise Risk Management (“ERM”) program.

The Committee will fulfill this mandate primarily by carrying out the duties and responsibilities set forth in Section IV of this Charter.

II.	Composition

The Committee will comprise three or more directors that meet the independence, financial literacy, financial expertise, and other membership requirements under applicable laws, policies and guidelines of securities regulatory authorities and any other applicable policies established by the Board.

The members and the Chair of the Committee shall be appointed by the Board annually. Each such appointment shall continue until reappointment, resignation or removal by the Board.

III.	Meetings

The Committee shall meet at least quarterly and more frequently as circumstances require or as requested by the Board, a member of the Committee, the Corporation’s external auditors or a senior officer of the Corporation.

Each member of the Committee shall be given written notice of each meeting of the Committee as far in advance as practicable and, in any event, not later than 24 hours in advance unless otherwise waived by all members of the Committee. Each notice of meeting shall state the nature of the business to be transacted at the meeting in reasonable detail and, to the extent practicable, be accompanied by copies of documentation to be considered at the meeting. The Chair of the Committee shall consult with senior management as to the agenda for each meeting of the Committee.

A quorum for the transaction of business at a meeting of the Committee is not less than a majority of the members of the Committee. Members of the Committee may participate in any meeting by means of such telephonic, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other.

The internal and external auditors, senior management and other parties may attend meetings of the Committee as required by this Charter and as considered appropriate by the Committee.

Minutes shall be kept of all meetings of the Committee (other than in camera sessions) and shall be signed by the Chair and Secretary of the meeting.

2021 Annual Information Form Shaw Communications Inc.	A-1

Schedule A

IV.	Responsibilities and Duties of the Committee

The Corporation’s management is responsible for preparing the Corporation’s financial statements and the external auditors are responsible for, as applicable, reviewing and auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities. The Corporation’s external auditors and, in respect of such activities, the Corporation’s management are accountable to the Committee.

The Committee shall fulfill its oversight responsibilities primarily by carrying out the activities set forth below. The items enumerated below are not intended to be exhaustive of the duties of the Committee and may be supplemented and revised from time to time as considered appropriate.

Financial Reporting

1.

Review with management and the internal and external auditors the Corporation’s annual and interim financial statements and related management’s discussion and analysis (“MD&A”), annual information forms, earnings news releases and earnings guidance.

2.

Make recommendations to the Board as to approval of the Corporation’s annual and interim financial statements and related MD&A and news releases prior to public disclosure provided that the Committee may approve interim financial statements and related MD&A and news releases for disclosure to the public (provided that such disclosure is subsequently tabled before the Board for ratification, confirmation and approval).

3.	On a periodic basis, review with management and the external auditors:

a)

any material issues as to accounting principles and financial statement presentation, including changes in accounting policies (whether elective or mandated) and the implications of selecting from among available accounting policy alternatives,

b)	any significant financial reporting issues made in connection with the preparation of the financial statements,

c)	the effects of legal, privacy, regulatory, tax and accounting developments, or litigation/proceedings (including tax assessment), on the Corporation’s financial reporting,

d)	all comments, reports and other correspondence from regulatory agencies concerning the Corporation’s financial disclosure and related matters along with all responses thereto of the Corporation,

e)	the effects of key estimates and judgments on the Corporation’s financial reporting,

f)	the effects of off-balance sheet arrangements on the Corporation’s financial reporting, and

g)	any material written correspondence and disagreements between management and the external auditors.

4.	Obtain assurance that financial statement certifications and attestations from management of the Corporation will be completed and filed with applicable securities regulatory authorities as required.

Internal Controls and Disclosure Controls

5.	Oversee management’s design and implementation of, and reporting on, the Corporation’s internal controls.

6.	Review with management, the external auditors and internal auditor compliance by the Corporation’s directors and management with the Corporation’s disclosure policy.

7.	Review reports from management, the internal auditors and the external auditors as to the reliability and effective operation of the Corporation’s accounting system and internal controls.

8.

Review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting, and disclosure controls and procedures, which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files under applicable law.

A-2	Shaw Communications Inc. 2021 Annual Information Form

Schedule A

9.

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal control or auditing matters, including a procedure for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and consider reports on the investigation and resolution of such complaints.

10.	Review reports of any fraud that involves management or other employees, particularly where such individuals have a significant role in the Corporation’s internal controls.

Internal Audit

11.	Review the appointment, removal, independence, objectivity and performance of the Corporation’s internal auditors.

12.	Review the internal audit plan with the external auditors, the internal auditors and with senior management of the Corporation.

13.	Review all reports issued by the internal auditors relating to internal control weaknesses and management’s response and action.

14.	Regularly review, and amend as considered appropriate, the charter of the internal auditors.

15.	Meet in camera with the internal auditors to discuss any matters that the Committee or the internal auditors believe should be discussed privately.

External Audit

16.

Review the qualifications and performance of the external auditors, who shall report directly to, and be accountable to, the Committee, and approve any proposed discharge or change of the external auditors, or of the lead audit partner and approve decisions as to the terms of engagement (including estimated fees) of the external auditors.

17.

Review in advance (or review subsequent to approval by the Chair of the Committee within approval limits set by the Committee) any engagements (including estimated fees) for non-audit services to be provided by the external auditors’ firm or its affiliates, along with any other significant relationships which the external auditors have with the Corporation, to confirm that such non-audit services and other relationships do not impair the independence or objectivity of the external auditor and compliance with applicable laws.

18.

Review reports by the external auditors as to the audit firm’s relationship with the Corporation, any material issues raised by internal quality-control reviews or peer reviews of the auditing firm, or by any inquiry or investigation by governmental or professional authorities respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

19.	Review the audit plan with the external auditors and with senior management of the Corporation.

20.

Review all correspondence of the external auditor relating to internal control weaknesses and management’s written response and action and any mitigating procedures or controls relied upon in respect of any such deficiencies.

21.	Resolve any disputes that arise between the external auditors and management regarding financial reporting.

22.	Meet in camera with the external auditors to discuss any matters that the Committee or the external auditors believe should be discussed privately.

Finance & Risk Management

23.	Review the Corporation’s long term financing strategy, annual financing plan and specific proposed financings not otherwise considered in such plan.

24.	Review management’s processes for identifying, assessing and managing the principal risks to the Corporation and its businesses.

25.	Review the major risk exposures and trends identified by management and its implementation of risk policies and procedures to monitor and manage such exposures, including:

•	oversight of the Corporation’s ERM program and coordinating reporting to the Board at least annually; and

•	reviewing, monitoring, and coordinating reporting to the Board on the Corporation’s business continuity, business resumption, disaster recovery, and external threats/hazards monitoring plans.

2021 Annual Information Form Shaw Communications Inc.	A-3

Schedule A

26.	Review the Corporation’s risk disclosure in its annual and interim materials.

27.	Review insurance coverage maintained by the Corporation at least annually.

28.	Annually review and amend as considered appropriate the Corporation’s anti-bribery, anti-corruption and anti-money laundering policies and procedures.

Other

29.	The Committee shall report to the Board at least quarterly as to its activities.

30.

Review the appointment of the Chief Financial Officer and any key financial executives of the Corporation involved in the financial reporting process, and set policies for the hiring by the Corporation of employees or former employees of the Corporation’s external auditors.

31.	Review the succession plans for the Chair of the Committee and for Committee’s financial experts.

32.	Provide orientation and training for new members of the Committee and continuing education initiatives for existing members.

33.

Review this charter on an annual basis and suggest to the Corporate Governance and Nominating Committee of the Board such revisions as the Committee may believe to be required by new laws or to be prudent.

34.

The Committee shall have the right for the purposes of performing its duties to full and unrestricted access to the books and records of the Corporation, the external and internal auditors of the Corporation and management of the Corporation.

35.

Engage and set the remuneration of such independent external advisors, including independent legal counsel, at the Corporation’s expense, as the Committee may deem necessary or desirable to carry out its duties.

36.	Conduct all such investigations, or authorize others to conduct such investigations, as may be necessary or desirable with respect to matters within the Committee’s mandate.

37.	Perform such other activities consistent with this Charter, the Corporation’s constating documents and governing law, as the Committee or the Board considers necessary or appropriate.

V.	Responsibilities and Duties of the Chair of the Committee

To fulfill his or her responsibilities and duties, the Chair of the Committee shall:

•	Facilitate the effective operation and management of, and provide leadership to, the Committee.

•	Act as chair of meetings of the Committee.

•	Assist in setting the agenda for each meeting of the Committee and in otherwise bringing forward for consideration matters within the mandate of the Committee.
•	Facilitate the Committee’s interaction with management of the Corporation, the Board and other committees of the Board.

•	Act as a resource and mentor for other members of the Committee.

•	Perform such other duties and responsibilities as may be delegated to the Chair by the Committee from time to time.

A-4	Shaw Communications Inc. 2021 Annual Information Form